SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Northern Tier Energy LP
(Name of Issuer)

Common Units, no par value
(Title of Class of Securities)

665826103
(CUSIP Number)

Ronald Cami Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665826103	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS TPG Advisors VI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 48,922,500 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 48,922,500 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,922,500 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 53.2% (See Item 5)*
14	TYPE OF REPORTING PERSON CO
*
The calculation is based on a total of 91,956,017 Common Units of the Issuer outstanding as of April 26, 2013 as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on May 1, 2013.

CUSIP No. 665826103	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 48,922,500 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 48,922,500 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,922,500 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 53.2% (See Item 5)*
14	TYPE OF REPORTING PERSON IN
*	The calculation is based on a total of 91,956,017 Common Units of the Issuer outstanding as of April 26, 2013 as reported in the prospectus filed by the Issuer with the Commission on May 1, 2013.

CUSIP No. 665826103	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 48,922,500 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 48,922,500 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,922,500 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 53.2% (See Item 5)*
14	TYPE OF REPORTING PERSON IN
*	The calculation is based on a total of 91,956,017 Common Units of the Issuer outstanding as of April 26, 2013 as reported in the prospectus filed by the Issuer with the Commission on May 1, 2013.

This Amendment No. 4 (the “Amendment”) amends and supplements the Schedule 13D filed on November 19, 2012, as amended and supplemented by Amendment No. 1 filed on November 28, 2012, Amendment No. 2 filed on January 24, 2013 and Amendment No. 3 filed on February 8, 2013 (as so amended, the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”) by TPG Group Holdings (SBS) Advisors, Inc. and Messrs. David Bonderman and James G. Coulter with respect to the Common Units of the Issuer.  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.  Identity and Background

This Amendment amends and restates Item 2 of the Original Schedule 13D in their entirety as follows:

“This Schedule 13D is being filed jointly on behalf of TPG Advisors VI, Inc., a Delaware corporation (“Advisors VI”), David Bonderman and James G. Coulter (each a “Reporting Person” and collectively, the “Reporting Persons”).  The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Advisors VI is the general partner of TPG Refining, L.P., a Delaware limited partnership (“TPG Refining”).  TPG Refining is a member of NTI GenPar, LLC, a Delaware limited liability company, which is the general partner of Northern Tier Investors LP, a Delaware limited partnership, which is the sole member of Northern Tier Investors, LLC, a Delaware limited liability company, which is the sole member of Northern Tier Holdings LLC, a Delaware limited liability company (“NTH”), which directly holds the Common Units reported herein (the “TPG Common Units”).  Because of the relationship between Advisors VI and NTH, Advisors VI may be deemed to beneficially own the TPG Common Units.

Messrs. Bonderman and Coulter are the officers and sole stockholders of Advisors VI.  Because of the relationship of Messrs. Bonderman and Coulter to Advisors VI, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the TPG Common Units.  Messrs. Bonderman and Coulter disclaim beneficial ownership of the TPG Common Units except to the extent of their pecuniary interest therein.

The principal business of Advisors VI is serving as the sole ultimate general partner, managing member or similar entity of related entities (including TPG Refining) engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of David Bonderman is President of Advisors VI and officer, director and/or manager of other affiliated entities.

The present principal occupation of James G. Coulter is Senior Vice President of Advisors VI and officer, director and/or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Advisors VI are listed on Schedule I hereto.

Each of Messrs. Bonderman, Coulter and the individuals referred to on Schedule I hereto is a United States citizen.

During the past five years, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Page 5 of 11 Pages

Item 4.  Purpose of Transaction

This Amendment amends and supplements Item 4 of the Original Schedule 13D by inserting the following after the last paragraph under the subheading Resale Offering Lock-Up Agreement:

“April 2013 Resale Offering

On April 30, 2013, the Issuer, NTE, NTH, in its capacity as selling unitholder (the “Selling Unitholder”), Northern Tier Energy Holdings LLC and NTE GP entered into an underwriting agreement attached hereto as Exhibit 10 (the “April 2013 Resale Offering Underwriting Agreement”) with Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and UBS Securities LLC, as representative of the underwriters named therein (the “April 2013 Resale Offering Underwriters”), providing for the offer and sale by the Selling Unitholder (the “April 2013 Resale Offering”), and purchase by the April 2013 Resale Offering Underwriters, of 12,000,000 Common Units of the Issuer at a price of $25.2288 per Common Unit, which represents the public offering price of $26.28 per Common Unit less the April 2013 Resale Offering Underwriters’ discount of $1.0512 per Common Unit.  Pursuant to the April 2013 Resale Offering Underwriting Agreement, the Selling Unitholder also granted the April 2013 Resale Offering Underwriters a 30-day option to purchase up to an aggregate of 1,800,000 additional Common Units of the Issuer on the same terms.

The April 2013 Resale Offering closed on May 6, 2013.

April 2013 Resale Offering Lock-Up Agreement

Each of NTH, NTE GP and each executive officer and director of NTE GP agreed with the April 2013 Resale Offering Underwriters, pursuant to a lock-up agreement (each, an “April 2013 Resale Offering Lock-Up Agreement”), not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, or engage in any hedging or other transaction that is designed to or reasonably could be expected to lead to or result in a sale or disposition of, any of their Common Units, or any options or warrants to purchase any of their Common Units, or any securities convertible into, exchangeable for or that represent the right to receive Common Units, for a period beginning on the date of such April 2013 Resale Offering Lock-Up Agreement and continuing for 60 days after April 30, 2013, the date of the prospectus related to the April 2013 Resale Offering (such period, the “April 2013 Resale Offering Lock-Up Period”), except with the prior written consent of the representatives of certain of the April 2013 Resale Offering Underwriters.

The April 2013 Resale Offering Lock-Up Period will be automatically extended if: (1) during the last 17 days of the April 2013 Resale Offering Lock-Up Period the Issuer issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the April 2013 Resale Offering Lock-Up Period, the Issuer announces that it will release earnings results during the 15-day period following the last day of the April 2013 Resale Offering Lock-Up Period, in which case the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.”

This Amendment amends and restates the last paragraph of Item 4 of the Original Schedule 13D as follows:

“References to and descriptions of the Underwriting Agreement, the Transaction Agreement, the Partnership Agreement, the Supplemental Indenture, the Registration Rights Agreement, the Lock-Up Agreements, the Resale Offering Underwriting Agreement and the Resale Offering Lock-Up Agreements set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of each of the Underwriting Agreement, the Transaction Agreement, the Partnership Agreement, the Supplemental Indenture, the Registration Rights Agreement, the form of Lock-Up Agreement, the Resale Offering Underwriting Agreement, the form of Resale Offering Lock-Up Agreement, the April 2013 Resale Offering Underwriting Agreement and the form of April 2013 Resale Offering Lock-Up Agreement, which have been filed as Exhibit 2, Exhibit 3, Exhibit 4, Exhibit 5, Exhibit 6, Exhibit 7, Exhibit 8, Exhibit 9, Exhibit 10 and Exhibit 11, respectively, and are incorporated herein by reference.”

Page 6 of 11 Pages

Item 5.  Interest in Securities of the Issuer

This Amendment amends and restates the second and third paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below:

“(a)–(b) The following disclosure assumes that there are 91,956,017 Common Units of the Issuer outstanding as of April 26, 2013, which figure is based on information set forth in the prospectus filed by the Issuer with the Commission on May 1, 2013.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 48,922,500 Common Units of the Issuer, which constitutes approximately 53.2% of the outstanding Common Units of the Issuer.”

Item 7. Material to Be Filed as Exhibits

This Amendment supplements Item 7 of the Original Schedule 13D by inserting the following paragraph after the last paragraph of Item 7 of the Original Schedule 13D:

“10.
Underwriting Agreement, dated April 30, 2013, by and among Northern Tier Energy LP, Northern Tier Energy LLC, Northern Tier Energy GP LLC, Northern Tier Energy Holdings LLC, Northern Tier Holdings LLC and Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and UBS Securities LLC, as representatives of the several underwriters (previously filed with the Commission as Exhibit 1.1 to Form 8-K filed by Northern Tier Energy LP on May 1, 2013).

11.
Form of Lock-Up Agreement, by and among each of Northern Tier Holdings LLC, Northern Tier Energy GP LLC and certain directors and officers of Northern Tier Energy GP LLC and Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and UBS Securities LLC, as representatives of the several underwriters (previously filed with the Commission as Exhibit 11 to Schedule 13D/A filed by NTI GenPar, LLC, Northern Tier Investors LP and Northern Tier Investors, LLC on May 8, 2013).”

Page 7 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 2013

TPG Advisors VI, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

(1)
Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Bonderman on July 26, 2010 (SEC File No. 005-43571).

(2)
Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Coulter on July 26, 2010 (SEC File No. 005-43571).

Page 8 of 11 Pages

This Amendment amends and restates Schedule 1 of the Original Schedule 13D in its entirety as set forth below:

“Schedule I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Name	Title
David Bonderman	President
James G. Coulter	Senior Vice President
John E. Viola	Vice President, Treasurer and Director
Ronald Cami	Vice President, Secretary and Director
David C. Reintjes	Chief Compliance Officer and Assistant Secretary
G. Douglas Puckett	Assistant Treasurer
Steven A. Willmann	Assistant Treasurer”

Page 9 of 11 Pages

INDEX TO EXHIBITS

1.
Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).

2.
Underwriting Agreement, dated July 25, 2012, by and among Northern Tier Energy LP, Northern Tier Energy LLC, Northern Tier Energy GP LLC, Northern Tier Energy Holdings LLC and Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc., as representatives of the several underwriters (previously filed with the Commission as Exhibit 1.1 to Form 8-K filed by Northern Tier Energy LP and Northern Tier Energy LLC on July 30, 2012).

3.
Transaction Agreement, dated July 25, 2012, by and among Northern Tier Holdings LLC, Northern Tier Energy GP LLC, Northern Tier Energy LLC, Northern Tier Energy Holdings LLC, Northern Tier Retail Holdings LLC and Northern Tier Energy LP (previously filed with the Commission as Exhibit 10.1 to Form 8-K filed by Northern Tier Energy LP and Northern Tier Energy LLC on July 30, 2012).

4.
First Amended and Restated Agreement of Limited Partnership of Northern Tier Energy LP, dated July 31, 2012 (previously filed with the Commission as Exhibit 3.1 to Form 8-K filed by Northern Tier Energy LP on August 2, 2012).

5.
Supplemental Indenture, dated as of November 2, 2012, by and among Northern Tier Energy LLC, Northern Tier Finance Corporation, the subsidiary guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee and collateral agent (previously filed with the Commission as Exhibit 4.1 to Form 8-K filed by Northern Tier Energy LP and Northern Tier Energy LLC on November 6, 2012).

6.
Amended and Restated Registration Rights Agreement, dated July 31, 2012, by and among TPG Refining, L.P., ACON Refining Partners, L.L.C., NTI Management Company, L.P., NTR Partners LLC, NTR Partners II LLC, Northern Tier Investors, LLC, Northern Tier Holdings LLC and Northern Tier Energy LP (previously filed with the Commission as Exhibit 4.1 to Form 8-K filed by Northern Tier Energy LP on August 2, 2012).

7.
Form of Lock-Up Agreement, by and among each of Northern Tier Holdings LLC, Northern Tier Energy GP LLC and certain directors and officers of Northern Tier Energy GP LLC and Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Barclays Capital, Inc., as representatives of the several underwriters (previously filed with the Commission as Exhibit 7 to Schedule 13D/A filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on November 28, 2012).

8.
Underwriting Agreement, dated January 17, 2013, by and among Northern Tier Energy LP, Northern Tier Energy LLC, Northern Tier Energy GP LLC, Northern Tier Energy Holdings LLC, Northern Tier Holdings LLC and Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc. and UBS Securities LLC, as representatives of the several underwriters (previously filed with the Commission as Exhibit 1.1 to Form 8-K filed by Northern Tier Energy LP on January 22, 2013).

9.
Form of Lock-Up Agreement, by and among each of Northern Tier Holdings LLC, Northern Tier Energy GP LLC and certain directors and officers of Northern Tier Energy GP LLC and Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc. and UBS Securities LLC, as representatives of the several underwriters (previously filed with the Commission as Exhibit 9 to Schedule 13D/A filed by NTI GenPar, LLC, Northern Tier Investors LP and Northern Tier Investors, LLC on January 24, 2013).

Page 10 of 11 Pages

10.
Underwriting Agreement, dated April 30, 2013, by and among Northern Tier Energy LP, Northern Tier Energy LLC, Northern Tier Energy GP LLC, Northern Tier Energy Holdings LLC, Northern Tier Holdings LLC and Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and UBS Securities LLC, as representatives of the several underwriters (previously filed with the Commission as Exhibit 1.1 to Form 8-K filed by Northern Tier Energy LP on May 1, 2013).

11.
Form of Lock-Up Agreement, by and among each of Northern Tier Holdings LLC, Northern Tier Energy GP LLC and certain directors and officers of Northern Tier Energy GP LLC and Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and UBS Securities LLC, as representatives of the several underwriters (previously filed with the Commission as Exhibit 11 to Schedule 13D/A filed by NTI GenPar, LLC, Northern Tier Investors LP and Northern Tier Investors, LLC on May 8, 2013).

Page 11 of 11 Pages